Exhibit 12.1
AMERICAN CAMPUS COMMUNITIES, INC. AND SUBSIDIARIES
AND AMERICAN CAMPUS PREDECESSOR
STATEMENT REGARDING COMPUTATION OF RATIOS
(In thousands, except for ratio amounts)

	For the years ended December 31,
	2008	2007	2006	2005	2004(b)
EARNINGS BEFORE FIXED CHARGES:
Consolidated pre-tax (loss) income from continuing operations before minority interests and loss from equity investee	$(10,765)	$(567)	$3,728	$2,101	$(2,178)
Distributed income of joint ventures	120	—	—	—	—
Less: Capitalized interest	(5,483)	(5,399)	(3,176)	(1,653)	(1,798)
Less: Preferred distributions of subsidiaries	(184)	(184)	(154)	—	—

Total earnings before fixed charges	(16,312)	(6,150)	398	448	(3,976)

FIXED CHARGES:
Interest expense	50,038	27,871	25,937	17,368	14,835
Capitalized interest	5,483	5,399	3,176	1,653	1,798
Amortization of deferred finance costs	2,815	1,768	1,532	1,298	1,365
Interest portion of rental expense	405	229	216	205	166
Preferred distribution of subsidiaries	184	184	154	—	—

Total fixed charges	58,925	35,451	31,015	20,524	18,164

Total earnings and fixed charges	$42,613	$29,301	$31,413	$20,972	$14,188

RATIO OF EARNINGS TO FIXED CHARGES	0.72 (a)	0.83 (a)	1.01	1.02	0.78 (a)

(a)	The earnings were inadequate to cover fixed charges by approximately $16.3 million, $6.1 million and $4.0 million for the years ended December 31, 2008, 2007 and 2004, respectively.

(b)	We commenced operations as a fully integrated real estate investment trust effective with the completion of our initial public offering on August 17, 2004. We were formed to succeed certain businesses of our predecessors, which were not a legal entity but rather a combination of real estate entities under common ownership and voting control collectively doing business as American Campus Communities, L.L.C. and Affiliated Student Housing Properties.